Exhibit 99.1

NEWS RELEASE

Toronto, March 8, 2023

Franco-Nevada Provides Update on Draft Cobre Panama Concession Agreement

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) has been advised by its partner First Quantum Minerals Ltd. (“First Quantum”) of the following:

●	First Quantum’s subsidiary, Minera Panama, S.A. (“MPSA”), has agreed and finalized the draft of a concession contract (the “Proposed Concession Contract”) with the Government of Panama for the Cobre Panama mine. The Proposed Concession Contract will have an initial 20-year term, with a 20-year extension option and additional extensions for the life of mine
●	The Proposed Concession Contract is subject to a 30-day public consultation process and approvals by the Panamanian Cabinet, Comptroller General of the Republic and the National Assembly
●	The Panama Maritime Authority has confirmed that it will issue a resolution today for MPSA to resume concentrate loading operations at the Punta Rincón port. Ore processing is expected to resume and restore the mine to full production levels over the next several days

For more detailed information, including certain key terms of the Proposed Concession Contract, please refer to First Quantum’s press release dated March 8, 2023.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the Proposed Concession Contract and its terms, the Proposed Concession Contract being subject to a public consultation process and the necessary approvals thereof and the expected timing of commencement of concentrate loading operations and of full restoration of production at Cobre Panama. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.